Canaccord Capital Corporation	Haywood Securities Inc.
2200 - 609 Granville Street,	11th Floor, 400 Burrard Street
Vancouver, BC V7X 1H2	Vancouver, BC V6C 3A6

Sprott Securities Inc.	Griffiths McBurney & Partners
Royal Bank Plaza	145 King Street West
P.O. Box 63	Suite 1100
South Tower, Suite 3450	Toronto, ON M5H 1J8
Toronto, ON M5J 2J2

BMO Nesbitt Burns Inc.
1 First Canadian Place
Suite 400 P.O. Box 150
Toronto, Ontario
M5X 1H3

November 28, 2002

Bema Gold Corporation
1138 Melville Street 18th Floor
Vancouver, B.C.
V6E 4S3

Attention: Clive Johnson, Chairman and CEO

Dear Mr. Johnson:

We, Canaccord Capital Corporation, Haywood Securities Inc., Sprott Securities Inc., Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. (each, an “Underwriter”, and collectively, the “Underwriters”) hereby severally offer to purchase from Bema Gold Corporation (the “Corporation”) upon and subject to the terms hereof, an aggregate of 3,125,000 units of the Corporation (each a “Unit”) at a price to the public of $1.60 per Unit (the “Issue Price”) for gross proceeds of $5,000,000. The Underwriters will further be granted an option (the “Option”) exercisable up to 48 hours prior to closing to purchase a further 6,875,000 Units (“Additional Units”) at the Issue Price.

Each Unit (and any Additional Units) will consist of one common share of the Corporation (a “Common Share”) and one half of one common share purchase warrant (each whole warrant being designated a “Warrant”), with each Warrant entitling the holder to purchase one additional Common Share of the Corporation for a period of 18 months at a price of $2.00 per share. The offering of the Units by the Corporation is hereinafter referred to as the “Offering”.

The Offering contemplated hereunder will take place in the Qualifying Jurisdictions and the United States, provided however that offers and sales of Units and Additional Units in the United States or to U.S. Persons shall be made only in accordance with United States securities laws and the provisions of Schedule “A” to this Agreement. The Corporation understands that although this Agreement is presented on behalf of the Underwriters as purchasers, all Units and Additional Units sold to persons in the United States or to U.S. Persons, if any, will be sold to such persons as substituted purchasers, on behalf of the Corporation, in accordance with Schedule “A” hereto. The Offering may also take place in Europe and Asia if permitted under applicable securities laws.

The additional terms and conditions of this Agreement are set forth below.

1. DEFINITIONS

1.1 In this Agreement, including any schedules forming a part of this Agreement:

(a)
“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Additional Shares” means the up to 6,875,000 previously unissued common shares in the capital of the Corporation forming part of the Additional Units;

(c)	“Additional Units” means the up to 6,875,000 Units to be issued upon exercise of the Option, each Additional Unit being comprised of one Additional Share and one-half of an Additional Warrant;

(d)	“Additional Warrants” means the up to 3,437,500 share purchase warrants forming part of the Additional Units, having the same attributes as the Warrants;

(e)
“Applicable Securities Laws” means, in respect of the Offering, the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

(f)	“Closing”, “Closing Date” and “Time of Closing” have the meanings given to those terms in section 9.2;

(g)
“Commissions” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(h)	“common shares” means the class of shares of the Corporation designated as common shares without par value;

(i)
“distribution” (or “distribute” as derived therefrom), “material change”, “material fact”, “misrepresentation” and “trade” have the meanings given to those terms in the Securities Act (British Columbia);

(j)	“Exchanges” means The Toronto Stock Exchange and the American Stock Exchange;

(k)	“Expenses” has the meaning given to that term in section 6.2;

(l)
“Final Prospectus” means the final short form prospectus of the Corporation filed with the Commissions for the purpose of qualifying the distribution of the Units and any Additional Units, including all documents incorporated therein by reference;

(m)	“MRRS Decision Document” means the decision document issued by the British Columbia Securities Commission on behalf of the Commissions for the Final Prospectus;

(n)	“Offering” means the offering and sale of the Units pursuant to the terms and conditions of this Agreement;

(o)	“Offering Price” means $1.60 per Unit;

(p)	“Option” means the option to purchase the Additional Units granted to the Underwriters as set out in section 3 hereof;

(q)
“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference;

(r)	“Prospectuses” means the Preliminary Prospectus and the Final Prospectus;

(s)
“Qualifying Jurisdictions” means Alberta, British Columbia, Manitoba and Ontario, being those jurisdictions in which the Units will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(t)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(u)	“Regulatory Authorities” means the Commissions and the Exchanges; and

(v)	“Shares” means the common shares of the Corporation forming part of the Units;

(w)	“Underwriters’ Fee” has the meaning given to that term in section 2.3;

(x)	“United States” has the meaning given to that term in Schedule “A” hereto;

(y)	“Units” means the units of the Corporation being sold pursuant to the Offering, each Unit being comprised of one Share and one-half of one Warrant;

(z)	“U.S. Person” has the meaning given to that term in Schedule “A” hereto; and

(aa)
“Warrants” means the share purchase warrants of the Corporation forming part of the Units, each whole Warrant being exercisable by the holder to purchase one common share in the capital of the Corporation for one year after the Closing Date at a price of $2.00 per common share.

All references to dollar figures in this Agreement are to Canadian dollars.

2.	NATURE OF THE TRANSACTION

2.1
Subject to the terms and conditions of this underwriting agreement, the Underwriters offer to purchase the Units (excluding the Additional Units) of the Corporation and by acceptance of this underwriting agreement, the Corporation agrees to sell to the Underwriters and the Underwriters agree to purchase at the Time of Closing on the Closing Date all, but not less than all, of the said Units. In the event the Underwriters exercise their right pursuant to the Option to purchase Additional Units in whole or in part and from time to time, the Corporation hereby agrees to sell to the Underwriters and the Underwriters agree to purchase that number of Additional Units requested at the Time of Closing on the Closing Date.

2.2
This offer is conditional, among other things, upon the Corporation filing and obtaining receipts for the Preliminary Prospectus and the Final Prospectus in respect of the Units and any Additional Units with the securities regulatory authorities in each of the Qualifying Jurisdictions pursuant to National Instrument 44-101 qualifying the distribution by the Corporation of the Units and any Additional Units to purchasers resident in such provinces

2.3	The Corporation agrees to pay to the Underwriters a fee (the “Underwriters’ Fee”) equal to 6.0% of the gross proceeds of the Offering; and 6.0% of the gross proceeds received from the sale of any Additional Units issued upon the exercise of the Option. The Underwriters agree that the Corporation has the right to direct the sale of up to 500,000 Units. To the extent that the sale of such Units is directed by the Corporation, the Underwriter’s Fee will be reduced to 2% of the proceeds received by the Corporation from the sale of such Units. The Underwriters’ Fee is payable at the Time of Closing in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)	acting as Underwriters of the Corporation to purchase the Units;

(b)
assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)	advising the Corporation with respect to the Offering;

(d)	distributing the Units to the public both directly and through other registered dealers and brokers; and

(e)	all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.

2.4
Each Unit will be comprised of one Share and one-half of one Warrant. Each whole Warrant will be exercisable for a period 18 months following the Closing Date and will entitle the holder to purchase one additional common share in the capital of the Corporation at a price of $2.00 per common share. The terms governing the Warrants will be set out in a warrant indenture between the Corporation and Computershare Investor Services Inc. and will include provisions for the appropriate adjustment in the class, number and price of the common shares issuable upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares, payment of stock dividends or amalgamation of the Corporation.

2.5
The distribution of the Units and any Additional Units will be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions pursuant to a short form prospectus, and may be distributed in the United States, Asia and Europe, if permitted, in accordance with applicable laws; provided that no offers or sales may be made in the United States or to U.S. Persons except as provided in Schedule “A” hereto. The terms and conditions, and the representations, warranties and covenants of the parties contained in Schedule “A” hereto are hereby incorporated by reference. The Shares (including any Additional Shares) will be listed at Closing on the Exchanges. The Warrants (including any Additional Warrants) will not be listed.

2.6
The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters.

2.7
Each Underwriter covenants, represents and warrants to the Corporation that it will comply with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as Underwriter of the Corporation in connection with the Offering.

3.	OPTION

3.1
The Corporation hereby grants to the Underwriters the Option to purchase severally and not jointly and offer for sale to the public pursuant hereto the Additional Units upon the terms and conditions set forth herein. The Option shall be non-assignable and exercisable, in whole or in part, at any time from the date hereof up to 48 hours prior to the Closing Date by the Underwriters giving notice to the Corporation by such time, specifying the number of Additional Units to be purchased. The Additional Units shall have attributes identical to the Units issued under the Offering and will be qualified under the Prospectus.

3.2
The Option may be exercised by the Underwriters delivering notice to the Corporation at any time up to 48 hours prior to the Closing Date, which notice shall state the number of Additional Units in respect of which the Option is being exercised. The closing date on which the Additional Units will be delivered by the Corporation and paid for by the Underwriters shall be the Closing Date.

3.3
Following receipt of notice delivered in accordance with subsection 3.2, the Corporation will proceed to issue and deliver to the Underwriters on the Closing Date, at the Offering Price, the number of Additional Shares and Additional Warrants comprising the Additional Units specified in such notice, along with the Underwriters’ Fee payable with respect to such Additional Units.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Corporation and each of its subsidiaries (the “Subsidiaries”) is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation;

(b)
all documents previously published or filed by the Corporation with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a Material Fact as at the date thereof nor do they omit to state a Material Fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and complied with Applicable Securities Laws;

(c)
the Corporation's ownership of the shares of its material Subsidiaries is accurately disclosed in Schedule “B” to this Agreement, and all such shares are legally and beneficially owned by the Corporation, free and clear of all liens, charges and encumbrances of any kind whatsoever, except as otherwise disclosed by the Corporation in the Continuous Disclosure Materials, the Prospectuses, or on Schedule “B”;

(d)
the Corporation is a reporting issuer in each province of Canada and the Yukon Territory and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions;

(e)	the common shares of the Corporation are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges;

(f)
the authorized capital of the Corporation consists of an unlimited number of common shares of which 242,434,464 common shares are issued and outstanding as of the date of this Agreement as fully paid and non-assessable shares;

(g)
except as disclosed in Schedule “C”, there are no, nor will there be immediately prior to the Time of Closing, options, agreements or rights of any kind whatsoever to acquire any common shares of the Corporation;

(h)
upon their issuance, the Shares, the Additional Shares and the common shares in the capital of the Corporation issuable pursuant to the Warrants or the Additional Warrants will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, free and clear of all voting restrictions, trade restrictions (except control person restrictions) and, to the best of its knowledge, liens, charges or encumbrances of any kind whatsoever under Canadian law;

(i)
all of the material transactions of the Corporation and of its Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(j)
the Corporation and each of its Subsidiaries hold all material licences and permits that are required for carrying on their business in the manner in which such business has been carried on and they have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(k)
the Corporation and each of its Subsidiaries have good and marketable title to their assets free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Continuous Disclosure Materials or the Prospectuses;

(l)
all interests in natural resource properties of the Corporation or the Subsidiaries as set out in the Continuous Disclosure Materials or the Prospectuses are owned or held by the Corporation or the Subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them except as set out in the Continuous Disclosure Materials or the Prospectuses; no other property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ business, and there are no restrictions on the ability of the Corporation or the Subsidiaries to use, transfer or otherwise exploit any such property rights except as set out in the Continuous Disclosure Materials or the Prospectuses and the Corporation or the Subsidiaries do not know of any claim or basis for a claim that may adversely affect such rights except as set out in the Continuous Disclosure Materials or the Prospectuses;

(m)
except as set out in the Continuous Disclosure Materials or the Prospectuses, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date;

(n)
the Corporation and the Subsidiaries are in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of its business and, to the best of the Corporation’s knowledge, all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto.

(o)	the Corporation and each of its Subsidiaries maintain insurance against loss of, or damage to, their assets by all insurable risks on a replacement cost basis, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any respects;

(p)	the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2000 and December 31, 2001 (collectively the “Corporation’s Financial Statements”), copies of which are incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation’s Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

(q)	the books and records of the Corporation and of each of its Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded;

(r)	except as disclosed in the Corporation’s Financial Statements or in the Prospectuses:

(i)	neither the Corporation nor any of its Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), or to the best of its knowledge, to any of its shareholders;

(ii)	none of the Principals or Shareholders is indebted or under obligation to the Corporation or to any of its Subsidiaries on any account whatsoever; and

(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever other than of a Subsidiary;

(s)
there are no material liabilities of the Corporation or of its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of their respective businesses since December 31, 2001;

(t)
since December 31, 2001, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(u)
the directors, officers and key employees of the Corporation and their compensation arrangements with the Corporation, whether as directors, officers or employees of, or as independent contractors or consultants to, the Corporation are as disclosed in the Prospectuses or Continuous Disclosure Materials, and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation or its Subsidiaries;

(v)
all of the material contracts and agreements (collectively the “Material Contracts”) of the Corporation and of its Subsidiaries have been disclosed in the Continuous Disclosure Materials or the Prospectuses;

(w)
all tax returns, reports, elections, remittances and payments of the Corporation and of its Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes of the Corporation and of its Subsidiaries have been paid or accrued in the Corporation’s Financial Statements;

(x)
the Corporation and its Subsidiaries have been assessed for all applicable taxes to and including the Corporation’s fiscal year ended December 31, 2001 and have received all appropriate refunds, have made adequate provision for taxes payable for the current period for which tax returns are not yet required to be filed, and are not aware of any contingent tax liability of the Corporation or of its Subsidiaries;

(y)
except as disclosed in the Prospectuses or documents incorporated by reference therein, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of its knowledge, threatened against or affecting the Corporation, its Subsidiaries, or their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the best of its knowledge, there is no basis therefor;

(z)
to the best of its knowledge, the Corporation, its Subsidiaries, and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Corporation;

(aa)	the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;

(bb)
the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not in any material respect conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute a default under, the constating documents of the Corporation or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Corporation is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound;

(cc)
the Prospectuses, including any and all amendments thereto, contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made; and

(dd)
the Corporation will, prior to the Time of Closing, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Units and the Additional Units to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws.

4.2
The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters for a period ending on the expiry date of the Warrants.

4.3	Each of the Underwriters represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)
the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the Toronto Stock Exchange; and

(b)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.4
The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall not survive the completion of the transactions contemplated under this Agreement but shall terminate on the completion of the Offering.

5.	ADDITIONAL COVENANTS

5.1	The Corporation covenants and agrees with the Underwriters that it will:

(a)
file with the Exchanges all required documents and filing fees, and do all things required by the rules and policies of the Exchanges in order to obtain the acceptance of the Exchanges for the Offering prior to the Closing Date;

(b)
with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)
prior to the filing of the Final Prospectus, allow the Underwriters to review the Prospectus and conduct all due diligence which the Underwriters may reasonably require in order to fulfil its obligations as a statutory underwriter and in order to enable it to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be included in the Prospectuses and access to key officers;

(d)
during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i)
the Corporation will, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change; however

(ii)

notwithstanding the foregoing, the Corporation will not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being the “Supplementary Material”) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval will not be unreasonably withheld and which will be provided on a timely basis;

and, in addition to the foregoing, the Corporation will, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)
deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subparagraph (c) above and if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subparagraph (j)(i) below;

(f)
from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses and any amendments thereto, if any, as the Underwriters may reasonably request, and such delivery will constitute the Corporation’s consent to the Underwriters’ use of the documents in connection with the Offering;

(g)
by the act of having delivered each of the Prospectuses and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)	use its best efforts to maintain its status as a “reporting issuer” not in default in each of the Qualifying Jurisdictions for a period of 18 months from the Closing Date;

(i)	use its best efforts to maintain its listing of its common shares on the Exchanges for a period of 18 months from the Closing Date;

(j)	deliver to the Underwriters:

(i)
at the time of execution of the Final Prospectus by the Underwriters, a comfort letter (the “Comfort Letter”) of the Corporation’s auditors addressed to the Underwriters, their legal counsel and to the directors of the Corporation and dated as of the date of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)
at the Time of Closing, such legal opinions (the “Legal Opinions”) of the Corporation’s various legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Final Prospectus, the trade and distribution of the Units and the Additional Units without restriction, and to such other matters as the Underwriters may reasonably require;

(iii)
at the Time of Closing, a certificate (the “Officers’ Certificate”) of the Corporation, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the content of the Final Prospectus, and to the trade and distribution of the Units and the Additional Units and to such other matters as the Underwriters may reasonably require; and

(iv)
at the Time of Closing, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(k)
from and including the date of this Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect; and

(l)
during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, the Corporation shall not, without the prior written consent of the Underwriters (such consent not to be unreasonably withheld):

(i)
reserve, allot, create or issue any common shares or other securities convertible or exchangeable into common shares or rights to acquire any of the foregoing other than (A) pursuant to outstanding convertible securities or other rights to acquire shares as disclosed in the Continuous Disclosure Materials or the Prospectuses; (B) common shares issued and incentive options issued under the Corporation’s stock option plan; (C) pursuant to an acquisition or a strategic partnering or a shares for debt arrangement; (D) pursuant to the Arrangement Agreement between the Corporation and EAGC Ventures Corp. dated November 1, 2002; (E) pursuant to existing mineral property agreements; or (F) securities in connection with property or share acquisitions in the normal course;

	(ii)	agree or become bound to do so; or

	(iii)	publicly announce any intention to do so.

5.2	Each of the Underwriters covenants and agrees with the Corporation that it will:

(a)
fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States; and

(b)
upon being satisfied, acting reasonably, that each of the Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriter will use its reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents;

6.	UNDERWRITERS’ FEES AND EXPENSES

6.1
In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriter’s Fee, subject to adjustment in the case of sales of Units directed by the Corporation as provided in section 2.3.

6.2
The Corporation will pay all of the expenses of the transactions contemplated herein and all the expenses (the “Underwriters’ Expenses”) reasonably incurred by the Underwriters in connection with the transactions contemplated herein including, without limitation, the fees and expenses of the solicitors for the Underwriters (the “Underwriters’ Legal Fees”) and expenses related to road shows, printing costs and filing fees. The Underwriters’ Legal Fees (excluding disbursements and applicable taxes) will be capped at a maximum of $50,000. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses.

6.3
The Underwriters may, from time to time, render, or cause to be rendered, to the Corporation accounts for the Underwriters’ Expenses and the Corporation will pay those accounts on or before the dates set out therein.

6.4
The Corporation authorizes the Underwriters to deduct the Underwriters’ Expenses from the proceeds of the Offering and any advance payments made by the Corporation, including expenses for which an account has not yet been rendered to the Corporation.

7.	UNDERWRITING PERCENTAGES

7.1
The obligations of the Underwriters hereunder, including the obligation to purchase Units at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Units set out opposite the name of the Underwriters below:

Canaccord Capital Corporation	30
Haywood Securities Inc.	30
Griffiths McBurney & Partners	20
Sprott Securities Inc.	10
BMO Nesbitt Burns Inc.	10

7.2
In the event that any Underwriter shall fail to purchase its applicable percentage of the Units at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Units which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Units pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation. Nothing in this section shall oblige the

Corporation to sell to the Underwriters less than all of the Units or relieve from liability to the Corporation any Underwriter which shall be so in default.

7.3	The Underwriters agree as between themselves that Canaccord Capital Corporation and Haywood Securities Inc. will receive a 6% step-up which will be shared between them on a 50/50 basis.

8.	CONDITIONS PRECEDENT

8.1	The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement:

(a)
all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of directors of the Corporation, will have been taken so as to approve the Prospectuses, to obtain the approval of the Exchanges to the Offering and to validly distribute the Units, the Option and the Additional Units;

(b)
the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses and to permit the Corporation to complete its obligations hereunder;

(c)
the Corporation will have, within the required time, delivered the required Comfort Letters, Legal Opinions, Officer’s Certificates and other Closing Materials as the Underwriters may reasonably require;

(d)
no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Corporation, will be pending or threatened;

(e)	the Corporation will have, as of the Time of Closing, complied with all of its covenants and agreements contained in this Agreement; and

(f)
the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

9.	CLOSING

9.1
The Corporation and the Underwriters will cause the Closing to occur on December 3, 2002 or such other date as may be agreed by the Corporation and the Underwriters, but in any event not later than 90 days after the date of the Final Prospectus.

9.2
The closing of the transactions contemplated under this Agreement (the “Closing”) will be completed at the offices of Gowling Lafleur Henderson LLP, 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia at such time and on such date (being the “Time of Closing” and the “Closing Date”, respectively), as may be agreed to by the Corporation and the Underwriters.

9.3
On the Closing, the Corporation will issue and deliver to the Underwriters the certificates representing the Shares and the Warrants and any Additional Shares and Additional Warrants in the names and denominations reasonably requested by the Underwriters.

9.4
If the Corporation has satisfied all of its material obligations under this Agreement, on the Closing the Underwriters will pay to the Corporation the gross proceeds of the sale of the Units, less the Underwriters’ Fee and the Underwriters’ Expenses which have not then been paid by the Corporation.

9.5	Nothing in this Agreement shall prevent the parties from verbally agreeing to amend any of the terms or conditions of this section 9 of the Agreement should they mutually agree to do so.

10.	INDEMNITY

10.1
The Corporation will protect and indemnify the Underwriters and each of the Underwriters’ directors, officers, employees, agents and solicitors (collectively the “Indemnified Persons”) against all losses, claims, costs, damages or liabilities caused by or arising directly or indirectly by reason of:

(a)
an untrue statement (or a statement alleged to be untrue) contained in the Prospectuses, any amendments thereto, or other written or oral representation made by the Corporation to a Purchaser or potential Purchaser in connection with the Offering or by reason of the omission to state any fact necessary to make statements not misleading (except for information and statements referring solely to the Underwriters);

(b)
the failure by the Corporation to obtain the requisite approvals, consents and acceptances of the Regulatory Authorities for the Prospectuses and the Offering, except if such failure relates solely to the Underwriters;

(c)	a breach by the Corporation of any of the terms of this Agreement;

(d)	any representation or warranty made by the Corporation herein being materially untrue or ceasing, in a material way, to be true prior to Time of Closing;

(e)
any order made by any regulatory authority that trading in or distribution of any of the Corporation’s securities is to cease or be suspended, or that trading by the directors, officers or promoters of the Corporation, or any one of them, shall cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)
the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Shares or Warrants in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein;

(g)	a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein.

10.2
If any matter contemplated by paragraph 10.1 is asserted in an action or claim against any one or more of the Indemnified Persons in respect of which matter indemnity may be sought against the Corporation pursuant to this Agreement, or any potential action or claim comes to their knowledge, the Indemnified Person will notify the Corporation as soon as possible in writing of the nature of the action or claim and the Corporation will be entitled to (but not required to) assume the defence of that action or claim, including the employment of legal counsel (satisfactory to the Indemnified Person, acting reasonably) and assume payment of the expenses in relation thereto. Each Indemnified Person will have the right to employ separate legal counsel in any action or claim and to participate in the defence thereof, but the fees and expenses of that counsel will be at the expense of the Indemnified Person and not of the Corporation unless:

(a)	the employment of that legal counsel has been specifically authorized in writing by the Corporation in connection with the defence of the action or claim;

(b)	the Corporation has not, within five business days after having received written notice of the action or claim, employed legal counsel to have conduct of the defence of the action or claim; or

(c)
the named parties to any action or claim (including any added, third or impleaded parties) include both the Indemnified Person and the Corporation, and such Indemnified Person has been advised by counsel that there may be defences available to the Indemnified Person which are different from or additional to those available to the Corporation (in which case the Corporation will not have the right to assume or direct the defence of the action or claim on behalf of the Indemnified Person).

Notwithstanding the foregoing, no settlement may be made by the Indemnified Person concerned without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

10.3
The indemnity provided for in this section will not be limited or otherwise affected by any other indemnity obtained by any Indemnified Person from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Persons arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

10.4
If indemnification under this Agreement is found in a final judgment (not subject to further appeal) by a court of competent jurisdiction not to be available for reason of public policy, the Corporation and each Indemnified Person will contribute to the losses, claims, damages, liabilities or expenses (or actions in respect thereof) for which such indemnification is held unavailable in such proportion as is appropriate to reflect the relative benefits to and fault of the Corporation, on the one hand, and each respective Indemnified Person on the other hand, in connection with the matter giving rise to such losses, claims, damages, liabilities or expenses (or actions in respect thereof). No person found liable for a fraudulent misrepresentation (within the meaning of applicable securities laws) will be entitled to contribution from any person who is not found liable for such fraudulent misrepresentation.

10.5
The Corporation will not make any claim for, and hereby irrevocably waives any right by statute or common law to, contribution against the Underwriters or any of the Underwriters’ directors, officers, employees, agents or solicitors in the event of any action or claim brought against the Corporation as a result of any misrepresentation or alleged misrepresentation referred to in paragraph 10.1 other than a misrepresentation or alleged misrepresentation relating solely to the Underwriters.

10.6
To the extent that any Indemnified Person is not a party to this Agreement, the Underwriters will obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Person.

10.7
The right to indemnity herein provided will be in addition to and not in derogation of any other right to indemnity or contribution which any Indemnified Person may have by statute or otherwise at law.

11.	TERMINATION OF AGREEMENT

11.1	In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Units received by the Underwriters may be terminated by the Underwriters at any time up to the Closing of the Offering in the event that:

(a)	an adverse material change in the affairs of the Corporation occurs or is announced by the Corporation;

(b)
there should develop, occur, or come into effect any catastrophe of national or international consequence or accident, governmental law, or regulation or other occurrence of any nature which, in the opinion of the Underwriters, seriously affects or will seriously affect the financial markets or the business of the Corporation or any subsidiary of the Corporation or the ability of the Underwriters to perform its obligations under this Agreement;

(c)
any order to cease or suspend trading in the securities of the Corporation, including an order which would prohibit the trade or distribution of any of the securities referred to herein, or an order to cease or suspend trading by a director, officer or promoter of the Corporation, or any one of them, is issued by any competent regulatory authority;

(d)	the Corporation is in material breach of any term of this Agreement;

(e)	the Underwriters determines that any of the representations or warranties made by the Corporation in this Agreement are materially false or have become materially false;

(f)
an inquiry or investigation (whether formal or informal) in relation to the Corporation, or the Corporation’s directors, officers or promoters of a nature materially affecting the Corporation or its business is commenced or threatened by an officer or official of any competent authority; or

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

11.2	Any such termination shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.

12.	GENERAL

12.1	Any notice to be given hereunder will be in writing and may be given by telecopier or by hand delivery and will, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Bema Gold Corporation 1138 Melville Street, 18th Floor Vancouver, BC V6E 4S3 Attention: Clive Johnson and Roger Richer Fax: (604) 681-6209

with a copy to:

Gowling Lafleur Henderson LLP 2300 - 1055 Dunsmuir Street Vancouver, BC V7X 1J1 Attention: Rod McKeen Fax: (604) 689-8610

and in the case of the Underwriters, be addressed and telecopied or delivered to:

Canaccord Capital Corporation
1210 - 320 Bay Street
Toronto, ON M5H 4A6
Attention: Jens Mayer
Fax: (416) 869-3876

Haywood Securities Inc. 11th Floor,
400 Burrard Street
Vancouver, BC V6C 3A6
Attention: Keith Peck
Fax: (604) 643-2305

Griffiths McBurney & Partners
Suite 1100, 145 King Street West
Toronto, ON M5H 1J8
Attention: Mark Wellings
(416) 367-8164

Sprott Securities Inc.
Royal Bank Plaza, South Tower, Suite 3450
P.O. Box 63
Toronto, ON M5J 2J2
Attention: W. Jeff Kennedy
Fax: (416) 943-6496

BMO Nesbitt Burns Inc.
1 First Canadian Place
Suite 400 P.O. Box 150
Toronto, ON M5X 1H3
Attention: Egizio Bianchini
Fax: (416) 359-4417

with a copy to:

Stikeman Elliott 5300 Commerce Court West, 199 Bay Street Toronto, ON M5L 1B9 Attention: Jay Kellerman Fax: (416) 947-0866

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2
Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.3
This Agreement constitutes the entire Agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

12.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

12.5
The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.6
No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.7
The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

12.9	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia.

12.10
This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted will constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD CAPITAL CORPORATION

Per:

“Peter Marrone”
Peter Marrone

HAYWOOD SECURITIES INC.

Per:

“Keith Peck”
Keith Peck

GRIFFITHS MCBURNEY & PARTNERS

Per:

“Mark Wellings”
Mark Wellings

SPROTT SECURITIES INC.

Per:

“W. Jeff Kennedy”
W. Jeff Kennedy

BMO NESBITT BURNS INC.

Per:

“Egizio Bianchini”
Egizio Bianchini

The foregoing is accepted and agreed to on the 28th day of November, 2002, effective as of the date appearing on the first page of this Agreement.

BEMA GOLD CORPORATION

Per:

“Clive Johnson”
Clive Johnson

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

           As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

“Accredited Investor” means accredited investor as that term is defined in Regulation D;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

“Distribution Compliance Period” means a 40-day period that begins on the later of the date the Units are first bona fide offered to the public or the Closing Date, except that all offers and sales by an Underwriter, dealer, or other person that participates in the distribution of the Units pursuant to a contractual arrangement of an unsold allotment of Units shall be deemed to be made during the Distribution Compliance Period;

“Offshore Transaction” means an offshore transaction as that term is defined in Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the 1933 Act;

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Units, the Additional Units, the Shares, the Additional Shares, the Warrants, the Additional Warrants and the common shares underlying the Warrants and Additional Warrants;

“Substantial US Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Final Prospectus” means the Final Prospectus as supplemented by the addition of a U.S. Placement Memorandum;

“U.S. Person” means U.S. person as that term is defined in Regulation S;

“U.S. Placement Memorandum” means an offering memorandum prepared to offer the Units, and the Additional Units, if any, privately in the United States without registration under the 1933 Act pursuant to Rule 506 of Regulation D, in form satisfactory to the Corporation and the Underwriters; and

“U.S. Preliminary Prospectus” means the Preliminary Prospectus as supplemented by the addition of a preliminary U.S. Placement Memorandum.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

     Each Underwriter acknowledges that the Securities have not been and will not be registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Units and Additional Units being offered and sold in accordance with paragraph 1(a) hereof or the Securities comprised in or issuable pursuant to such Units and Additional Units.

Each Underwriter represents and agrees to and with the Corporation that:

1.
It has not offered or sold, and will not offer or sell, at any time any Units or Additional Units forming part of its allotment or otherwise as a part of its distribution except (a) outside the United States to persons that are not U.S. Persons or purchasing for the account or benefit of U.S. Persons in an Offshore Transaction in compliance with Rule 903 of Regulation S or (b) on behalf of the Corporation to persons in the United States or to U.S. Persons in accordance with Rule 506 of Regulation D as provided in paragraphs 5 through 11 below.

2.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units and the Additional Units, if any, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.
It will not offer or sell any Units or any Securities prior to the expiration of the Distribution Compliance Period (whether or not part of its unsold allotment), except in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, as applicable, or pursuant to an available exemption from the registration requirements of the 1933 Act.

4.
It shall send to each dealer or other person receiving a selling concession, fee or other remuneration to which it sells Units or Securities during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of such securities in the United States or to or for the account or benefit of U.S. Persons in compliance with Rule 903(b)(2) of Regulation S.

5.
All offers and sales of Units or Additional Units that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States shall be made through its U.S. broker-dealer affiliate (the “Placement Agent”) in compliance with all applicable U.S. broker-dealer requirements.

6.
Neither it nor any of its affiliates, nor any person acting on its or their behalf has utilized, and none of such persons will utilize any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Securities in the United States or to U.S. Persons or has offered or will offer to sell any Units or Additional Units in any manner involving a public offering in the United States within the meaning of Section 4(2) of the 1933 Act.

7.	It has reasonable grounds to believe and does believe that each offeree in the United States or that is a U.S. Person is an Accredited Investor.

8.
All purchasers of the Units or the Additional Units in the United States or that are U.S. Persons shall be informed that the Securities have not been and will not be registered under the 1933 Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the 1933 Act provided by Regulation D or another exemption from registration thereunder.

9.
Each offeree that is in the United States or a U.S. Person shall be provided with a U.S. Preliminary Prospectus, and each purchaser that is in the United States or a U.S. Person will have received at or prior to the time of purchase of any Units or the Additional Units the U.S. Final Prospectus.

10.
Each purchaser of Units in the United States or that is a U.S. Person will execute a subscription agreement with the Corporation in form and substance satisfactory to the Corporation and Underwriters in which it will represent, warrant and agree for the benefit of the Corporation and the Underwriters substantially as follows:

(a)
it is aware that the Securities have not been and will not be registered under the 1933 Act and that the offer and sale of the Units or the Additional Units to it are being made in reliance on Rule 506 of Regulation D or another exemption from registration thereunder;

(b)
it is an Accredited Investor and is acquiring the Units or the Additional Units for its own account and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws;

(c)
it acknowledges that it has not purchased the Units or the Additional Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d)
it understands that the Warrants, or the Additional Warrants, if applicable, may not be exercised in the United States or by or on behalf of a U.S. Person unless exercised by the original purchaser at such time as the representations made by the purchaser in the subscription agreement are then true and correct, or the purchaser has provided the Corporation with an opinion of counsel to the effect that the exercise of the Warrants by the purchaser is not subject to registration under the 1933 Act or the securities laws of any state of the United States, and it understands that upon issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the Warrants, or the Additional Warrants, if applicable, will bear a legend to such effect;

(e)
it hereby agrees and consents by acceptance hereof that the certificate or certificates representing the Warrants, or the Additional Warrants, if applicable, shall be impressed with a legend reciting that the exercise thereof is restricted, substantially in the following form:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED

STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT”

(f)
it understands that if it decides to offer, sell or otherwise transfer any of the Securities, such Securities may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations, (iii) in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws, or (iv) in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities, and with respect to subparagraphs (iii) and (iv) hereof, it has prior to such sale furnished to the Corporation an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(g)
it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF

REGULATION S UNDER THE 1933 ACT AT A TIME WHEN THE COMPANY IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE 1933 ACT.”;

provided, that if such securities are being sold under paragraph (f)(ii) above, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc., as registrar and transfer agent, as set forth in Exhibit A to this Schedule (or as the Corporation may prescribe from time to time); and provided, further, that, if any such securities are being sold under paragraph (f)(iii) above, the legend may be removed by delivery to the Corporation’s transfer agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and

(h)
it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set forth and described herein.

11.
All offers and sales made by it or its Placement Agent in the United States or to U.S. Persons have been and will be made in transactions exempt from registrations under applicable state securities laws.

12.
At Closing, it, together with its Placement Agent placing Units or Additional Units in the United States or to a U.S. Person, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Units, and the Additional Units, if applicable, in the United States and to U.S. Persons.

13.
None of it, any of its affiliates or any person acting on its or their behalf has used or will use any material or document or had made or issued or will make or issue any advertisement in connection with the offer or sale of Units or Additional Units that does not comply with Section 15 of this Schedule A.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

The Corporation represents, warrants, covenants and agrees that:

14.
(a) The Corporation is a “foreign issuer” within the meaning of Regulation S with a Substantial US Market Interest in some or all of the Securities; (b) the Corporation is not now and as a result of the sale of Units and Additional Units contemplated hereby will not be, an “investment company” as defined in the United States Investment Corporation Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States with respect to the Units and Additional Units being offered and sold in accordance with paragraph 1(a) hereof or the Securities comprised in or issuable pursuant to such Units and Additional Units, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Units or the Additional Units in the United States or to U.S. Persons.

15.
All offering materials and documents (other than press releases) used in connection with offers and sales of the Securities pursuant to paragraph 1(a) hereof prior to the expiration of the Distribution Compliance Period include, or will include, statements to the effect that the securities have not been registered under the 1933 Act and may not be offered or sold in the United States or to U.S. Persons unless an exemption from the registration requirements of the

1933 Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of the Preliminary Prospectus and the Final Prospectus; (ii) in the plan of distribution section of the Preliminary Prospectus and the Final Prospectus; and (iii) in any advertisement made or issued by the Corporation, any of its affiliates or any person acting on its or their behalf.

16.
None of the Corporation or any of its affiliates or any persons acting on its or their behalf has offered or sold, or will offer or sell, any of the Units or the Additional Units in the United States or to U.S. Persons, except for offers and sales made through the Underwriters and their Placement Agents in compliance with this Schedule.

17.
The Corporation has not, within six months before the commencement of the offer and sale of the Units and the Additional Units, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Units and the Additional Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities in the United States or to U.S. Persons.

Exhibit A to Schedule “A”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Investor Services Inc.
as registrar and transfer agent
for the [common shares/warrants] of
Bema Gold Corporation

           The undersigned (a) acknowledges that the sale of the [common shares/warrants] of Bema Gold Corporation (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the common shares sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: _______________________

By: _______________________ Name: Title:

Exhibit B to Schedule “A”

UNDERWRITERS CERTIFICATE

           In connection with the private placement in the United States of the Units, and if applicable, the Additional Units (collectively, the “Units”) of Bema Gold Corporation (the “Corporation”) pursuant to the Underwriting Agreement dated as of November 28, 2002 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(a)
the Units have been offered and sold in the United States only by the U.S. Placement Agent which was on the dates of such offers and sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the United States Securities Exchange Act of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(b)	each of our offerees in the United States or that is a U.S. Person or acting for the account or benefit of a U.S. Person was provided with a copy of the U.S. Final Prospectus dated November 28, 2002;

(c)
immediately prior to transmitting any of the U.S. Preliminary Prospectus or the U.S. Final Prospectus to such offerees, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor and, on the date hereof, we continue to believe that each such person is an Accredited Investor;

(d)	all offers and sales of the Units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements

(e)
no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. Persons; and

(f)	the offering of the Units in the United States and to U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement.

           Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this _____ day of ________________ , 2002.

By: _______________________________	By: _______________________________

SCHEDULE “B”

BEMA GOLD CORPORATION (“BEMA”) DIRECTLY OR INDIRECTLY OWNS SHARES OF ITS MATERIAL SUBSIDIARIES, AS MORE PARTICULARLY DESCRIBED BELOW:

NAME OF SUBSIDIARY COMPANIES	JURISDICTION OF INCORPORATION	PERCENTAGE OF SHARES HELD BY BEMA
Bema Gold (Bermuda) Ltd.	Bermuda	99%
BGO Gold (Bermuda) Ltd.	Bermuda	100%
Compania Minera Maricunga	Chile	50%(1)
Compania Minera Casale	Chile	24%
Arian Resources Limited	Barbados	100%
Omsukchansk Mining and Geological Company	Russia	79%(2)
Consolidated Puma Minerals Corp.	British Columbia	64%
New Arian Resources Corp.	British Columbia	100%
Arizona Star Resource Corp.	British Columbia	5%

(1) Prohibited from dealing with these shares without first obtaining approval from Barclays Bank PLC
(2) These shares have been pledged to Standard Bank of London Limited and HVB Group

     SCHEDULE “C”
UPCOMING SHARE ISSUANCE

	# OF SHARES	PRICE	EXPIRY DATE
16,100,000 Unit Financing	3,013,675	0.70	December 14, 2002 OR
		0.90	December 14, 2003
Broker warrants re 16,100,000 Units	12,160	0.70	December 14, 2002 OR
		0.90	December 14, 2003
Agents’ Warrants re 16,100,000 Units	15,750	0.50	December 14, 2002
Endeavour Capital – Warrants re Bridge Facility	150,000	1.00	February 10, 2003
Resource Capital Fund – Warrants re Bridge
Facility	75,000	1.00	February 10, 2003
Director and Employee Stock Options	3,900,500	1.25	August 19, 2004
Director and Employee Stock Options	100,000	1.25	November 1, 2004
Resource Capital Fund – Warrants (US$4 M
Convertible Loan)	1,777,778	1.10	December 31, 2004
Project Loan – Hypo-Vereinsbank	525,000	0.45	September 25, 2005
Project Loan – Standard Bank	225,000	0.45	September 25, 2005
Project Loan – International Finance Corporation	1,500,000	1.00	September 25, 2005
Director and Employee Stock Options	741,000	0.31	April 30, 2006
Director and Employee Stock Options	32,500	0.50	September 14, 2006
Director and Employee Stock Options	3,500,000	1.04	April 18, 2007
16,666,667 Unit Financing (Warrants)	8,222,683	2.00	May 31, 2003
Agents’ Warrants re 16,666,667 Units	1,168,573	1.64	May 31, 2003
To be issued pursuant to the November 1, 2002
arrangement agreement between the Company
and EAGC Ventures Corp. (including common
shares of Bema to be made issuable upon
exercise of options and warrants assumed by
Bema pursuant to the transactions contemplated
by such agreement)	73,107,484
Total:	98,067,103